SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           FRANKLYN RESOURCES III INC.

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE$.001 PER SHARE
                         (Title of Class of Securities)

                                      None

                                 (CUSIP Number)

                             Asher S. Levitsky P.C.
                      Sichenzia Ross Friedman Ference LLP,
                     1065 Avenue of the Americas, 21st Floor
                    New York, New York 10018; (212) 981-6767

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 2, 2006

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1of 8 Pages)

---------------------------------                       ------------------------
       CUSIP No. None                 13D               Page 2 of 8 Pages

---------------------------------                       ------------------------

--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Skywide Capital Management Limited

--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*           SC

--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands

--------- ----------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES
                                                                      12,793,847

                        ----- --------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY
                                                                               0
                        ----- --------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING
                                                                      12,793,847

                        ----- --------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER

                                                                               0
                        ----- --------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,793,847
--------- ----------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN
          SHARES*
          |_|
--------- ----------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          87.6%
--------- ----------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
                                                                              CO
--------- ----------------------------------------------------------------------

---------------------------------                       ------------------------
       CUSIP No. None                 13D               Page 3 of 8 Pages

---------------------------------                       ------------------------

--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Bo Huang

--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*           SC

--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

              People's Republic of China

--------- ----------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES                                                           0

                        ----- --------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY
                                                                      12,793,847
                        ----- --------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                                                               0

                        ----- --------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER

                                                                      12,793,847
                        ----- --------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,793,847
--------- ----------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN
          SHARES*
          |_|
--------- ----------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          87.6%
--------- ----------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
                                                                              IN
--------- ----------------------------------------------------------------------

---------------------------------                       ------------------------
       CUSIP No. None                 13D               Page 4 of 8 Pages

---------------------------------                       ------------------------

--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Tianzhou Deng

--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*          SC

--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 People's Republic of China

--------- ----------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES
                                                                               0
                        ----- --------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY
                                                                      12,793,847
                        ----- --------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING
                                                                               0
                        ----- --------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                                                      12,793,847
                        ----- --------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,793,847
--------- ----------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN
          SHARES*
          |_|
--------- ----------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          87.6%
--------- ----------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
                                                                              IN
--------- ----------------------------------------------------------------------

Item 1.  Security and Issuer.

      This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Franklyn Resources III, Inc., a Nevada Corporation (the "Issuer"). The Issuer's principal executive offices are located at 234-5149 Country Hills Blvd. NW; Suite 429, Calgary, Alberta, Canada T3A 5K8.

Item 2. Identity and Background.

      This statement is being filed by Skywide Capital Management Limited, a British Virgin Islands corporation ("Skywide"). Skywide is principally engaged in the business of financial services. Skywide's business address is No. Portcullis TrustNet Chambers, Road Town, Tortola, British Virgin Islands.

      Skywide is owned 50% by Bo Huang, Issuer's Chief Executive Officer and 50% by Tianzhou Deng, Issuer's Chairman. Both Mr. Huang and Mr. Deng have their business address at 45 Jinghua Road, Qingdao, Shandong, China. Both Mr. Huang and Mr. Deng are citizens of the People's Republic of China.

      During the past five years, neither Skywide nor Mr. Huang nor Mr. Deng has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Skywide owned a 90% interest in Sinoenergy Holding Limited, a British West Indies corporation, ("Sinoenergy") which owned all of the issued and outstanding capital stock of Qingdau Sinogas General Machinery Corporation, a corporation organized under the laws of the People's Republic of China ("Sinogas"). On June 2, 2006, pursuant to an exchange agreement, the stockholders of Sinoenergy exchanged all of their stock in Sinoenergy for an aggregate of 14,215,385 shares of the Issuer's common stock, and Sinoenergy became a wholly-owned subsidiary of the Issuer. Pursuant to the exchange agreement, Skywide received 12,793,547 shares of the Issuer's common stock.

      The shares issued pursuant to the Exchange Agreement are subject to a lock-up pursuant to which Skywide can sell 50% of its shares of common stock in the public market during the one year period commencing twelve months from the Closing Date and the remaining shares of common stock commencing 24 months from the Closing Date. Skywide has demand and piggyback registration rights commencing December 1, 2007; however, the registration rights provisions do not include any provisions for liquidated damages.

Item 4. Purpose of Transaction.

      As described above, Skywide's acquisition of these shares was made pursuant to the exchange agreement by which Issuer acquired all of the issued and outstanding capital stock of Sinoenergy from the Sinoenergy shareholders in exchange for 14,215,385 shares of the Issuer's common stock.

      At the time Skywide acquired its shares, the Issuer was a shell company. Skywide acquired its shares in connection with a transaction whereby the Issuer acquired all of the outstanding capital stock of Sinoenergy and the former stockholders of Sinoenergy acquired a controlling interest in the Issuer in a transaction accounted for as a reverse acquisition. This acquisition and related transactions are described in the Issuer's Form 8-K with a report date of June 2, 2006 and a filing date of June 15, 2006 (the "Reverse Acquisition 8-K"). Except as set forth in this Item 4 and in the Reverse Acquisition 8-K, Skywide does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      As of June 2, 2006, Skywide beneficially owned 12,793,847 shares or 87.6% of Issuer's common stock.. Skywide has the sole power to vote or dispose of all of its respective shares. The capital stock of Skywide is owned 50% by Mr. Bo Huang, chief executive officer of Issuer and 50% by Mr. Tianzhou Deng, chairman of Issuer. By virtue of their stock ownership in Skywide, Mr. Huang and Mr. Deng have joint control over the voting and disposition of all the shares owned by Skywide, although each has a 50% economic interest in the shares owned by Skywide. Neither Skywide nor Mr. Huang nor Mr. Deng has effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Skywide and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

------------------ -------------------------------------------------------------
   Exhibit No.                      Description of Exhibit
------------------ -------------------------------------------------------------

       1 Exchange Agreement, dated as of June 2, 2006, by and among Franklyn Resources III, Inc. and the former stockholders of Sinoenergy Holding Limited, is herein incorporated by reference to Exhibit 2.1 of the Form 8-K filed on June 15, 2006.

------------------ -------------------------------------------------------------

       2 Registration Rights provisions of the exchange agreement is incorporated by reference to Exhibit 99.3 of the Form 8-K filed on June 15, 2006

------------------ -------------------------------------------------------------

       3 Joint Filing Agreement, among Skywide Capital Management Limited, Bo Huang and Tianzhou Deng, dated June 27, 2006

------------------ -------------------------------------------------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



                                   SKYWIDE CAPITAL MANAGEMENT LIMITED




June 27, 2006                      /s/ Tianzhou Deng
                                   ---------------------------------------------
                                   Name: Tianzhou Deng
                                   Title:



June 27, 2006                      /s/ Tianzhou Deng
                                   ---------------------------------------------
                                   Tianzhou Deng



June 27, 2006                      /s/ Bo Huang
                                   ---------------------------------------------
                                   Bo Huang